1
INTERIM REPORT
For the three months ended
March 31, 2007

CONSOLIDATED BALANCE SHEETS
as at March 31, 2007 and December 31, 2006
(unaudited - US$ millions)

	2007	2006
	(audited)
Assets
Cash, short term investments and marketable securities	774.3	767.4
Accounts receivable and other	1,784.9	1,892.8
Recoverable from reinsurers (including recoverables on paid losses - $348.2; 2006 - $395.4)	5,326.9	5,506.5
	7,886.1	8,166.7
Portfolio investments
Subsidiary cash and short term investments (fair value $2,730.1; 2006 - $4,620.1)	2,730.1	4,602.7
Bonds
At fair value (amortized cost $10,353.1)	10,196.3	—
At amortized cost (fair value $8,547.1)	-	8,674.1
Preferred stocks
At fair value (cost $20.4)	20.4	—
At cost (fair value $19.6)	-	16.4
Common stocks
At fair value (amortized cost $1,987.1)	2,231.4	—
At cost (fair value $2,119.7)	-	1,890.0
Investments, at equity (fair value $814.4; 2006 - $682.9)	510.8	474.0
Other invested assets	230.5	154.7
Assets pledged for short sale and derivative obligations (fair value $1,121.4; 2006 - $1,018.1)	1,121.4	1,023.7
	17,040.9	16,835.6
Deferred premium acquisition costs	364.3	369.0
Future income taxes	713.0	771.3
Premises and equipment	85.2	86.0
Goodwill	239.7	239.2
Other assets	97.2	108.7
	26,426.4	26,576.5
Liabilities
Subsidiary indebtedness	68.9	68.2
Accounts payable and accrued liabilities	1,052.8	1,091.2
Short sale and derivative obligations	778.0	783.3
Funds withheld payable to reinsurers	368.0	370.0
	2,267.7	2,312.7
Provision for claims	15,395.0	15,502.3
Unearned premiums	2,192.6	2,298.9
Long term debt - holding company borrowings	1,109.6	1,202.6
Long term debt - subsidiary company borrowings	906.3	913.1
Purchase consideration payable	178.1	179.2
Trust preferred securities of subsidiaries	17.9	17.9
	19,799.5	20,114.0
Non-controlling interests	1,357.8	1,292.9
Contingencies (note 7)
Shareholders’ Equity
Common stock	2,071.9	2,071.9
Other paid in capital	57.9	57.9
Treasury stock, at cost	(18.3)	(18.3)
Preferred stock	136.6	136.6
Retained earnings	685.5	596.6
Accumulated other comprehensive income	67.8	12.2
	3,001.4	2,856.9
	26,426.4	26,576.5

See accompanying notes.

CONSOLIDATED STATEMENTS OF EARNINGS
for the three months ended March 31, 2007 and 2006
(unaudited - US$ millions except per share amounts)

	2007	2006
Revenue
Gross premiums written	1,231.7	1,341.8
Net premiums written	1,069.4	1,157.6
Net premiums earned	1,137.9	1,185.7
Interest and dividends	198.6	149.2
Net gains on investments	98.8	289.6
Claims fees	99.7	90.0
	1,535.0	1,714.5
Expenses
Losses on claims	773.7	799.3
Operating expenses	284.8	261.0
Commissions, net	185.5	208.9
Interest expense	48.9	52.2
	1,292.9	1,321.4
Earnings from operations before income taxes	242.1	393.1
Provision for income taxes	79.3	145.0
Net earnings before non-controlling interests	162.8	248.1
Non-controlling interests	(51.9)	(49.7)
Net earnings	110.9	198.4
Net earnings per share	$6.10	$10.99
Net earnings per diluted share	$5.88	$10.51
Cash dividends paid per share	$2.75	$1.40
Shares outstanding (000) (weighted average)	17,730	17,800

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
for the three months ended March 31, 2007 and 2006
(unaudited - US$ millions)

	2007	2006
Net earnings	110.9	198.4
Other comprehensive income, net of income taxes
Change in net unrealized gains on available for sale securities(1)	14.3	—
Reclassification of net realized gains to earnings(2)	(22.0)	—
Change in unrealized foreign currency translation gains(3)	13.8	5.8
Other comprehensive income	6.1	5.8
Comprehensive income	117.0	204.2
__________

(1)	Net of income tax expense of $4.3.

(2)	Net of income tax recovery of $9.2.

(3)	Net of income tax expense of $5.0 (2006 - $2.0).

See accompanying notes.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
for the three months ended March 31, 2007 and 2006
(unaudited - US$ millions)

	2007	2006
Common stock -
Subordinate voting shares - beginning of period	2,068.1	2,075.8
Purchases during the period	-	(2.6)
Subordinate voting shares - end of period	2,068.1	2,073.2
Multiple voting shares - beginning and end of period	3.8	3.8
Common stock	2,071.9	2,077.0
Other paid in capital - beginning and end of period	57.9	59.4
Treasury stock (at cost) - beginning of period	(18.3)	(17.3)
Reissuances during the period	—	0.1
Treasury stock - end of period	(18.3)	(17.2)
Preferred stock -
Series A - beginning and end of period	51.2	51.2
Series B - beginning and end of period	85.4	85.4
Preferred stock	136.6	136.6
Retained earnings - beginning of period	596.6	405.6
Transition adjustment - financial instruments	29.8	—
Net earnings for the period	110.9	198.4
Common share dividends	(49.0)	(25.1)
Preferred share dividends	(2.8)	(2.7)
Retained earnings - end of period	685.5	576.2
Accumulated other comprehensive income - beginning of period	12.2	(19.7)
Transition adjustment - financial instruments	49.5	—
Other comprehensive income	6.1	5.8
Accumulated other comprehensive income - end of period	67.8	(13.9)
Retained earnings and accumulated other comprehensive income	753.3	562.3
Total shareholders’ equity	3,001.4	2,818.1
Number of shares outstanding
Common stock -
Subordinate voting shares - beginning of period	16,981,970	17,056,856
Net treasury shares reissued (acquired)	(760)	100
Purchases	—	(19,300)
Subordinate voting shares - end of period	16,981,210	17,037,656
Multiple voting shares - beginning and end of period	1,548,000	1,548,000
Interest in shares held through ownership interest in shareholder	(799,230)	(799,230)
Common stock effectively outstanding - end of period	17,729,980	17,786,426
Preferred stock -
Series A - beginning and end of period	3,000,000	3,000,000
Series B - beginning and end of period	5,000,000	5,000,000

See accompanying notes.

CONSOLIDATED STATEMENTS OF CASH FLOWS
for the three months ended March 31, 2007 and 2006
(unaudited - US$ millions)

	2007	2006
Operating activities
Earnings before non-controlling interests	162.8	248.1
Amortization	9.2	4.3
Bond discount amortization	(5.9)	(9.5)
Earnings on investments at equity	(15.7)	(9.5)
Future income taxes	31.5	113.5
Net gains on investments	—	(289.6)
Net gains on available for sale securities	(45.7)	—
Other net gains on investments	(53.1)	—
	83.1	57.3
Changes in:
Provision for claims	(127.6)	(131.3)
Unearned premiums	(113.2)	(76.2)
Accounts receivable and other	113.3	509.5
Recoverable from reinsurers	190.3	160.7
Funds withheld payable to reinsurers	(3.1)	6.4
Accounts payable and accrued liabilities	(41.4)	(82.5)
Other	(23.5)	1.1
Cash provided by operating activities	77.9	445.0
Investing activities
Investments - purchases	—	(889.2)
- sales	—	924.7
Net purchase of assets and liabilities classified as held for trading	(50.3)	—
Net sales of securities designated as held for trading	30.8	—
Available for sale securities - purchases	(1,941.4)	—
- sales	232.4	—
Sale (purchase) of short-term investments	(912.6)	—
Sale (purchase) of marketable securities	—	57.3
Sale of Zenith National shares	—	193.8
Purchase of Advent shares	—	(24.7)
Purchase of ICICI Lombard shares	(8.9)	(5.8)
Net (purchase) sale of other equity instruments	(5.2)	3.4
Purchase of premises and equipment	(8.9)	(1.5)
Cash provided by (used in) investing activities	(2,664.1)	258.0
Financing activities
Subordinate voting shares repurchased	—	(2.6)
Long term debt - holding company repayments	(72.7)	(60.6)
Long term debt - subsidiary company issuances	—	100.0
Purchase consideration payable	(1.1)	(0.8)
Subsidiary indebtedness	0.7	3.8
Common share dividends	(49.0)	(25.1)
Preferred share dividends	(2.8)	(2.7)
Cash provided by (used in) financing activities	(124.9)	12.0
Foreign currency translation	7.2	0.8
Increase (decrease) in cash and cash equivalents	(2,703.9)	715.8
Cash and cash equivalents - beginning of period	5,763.8	4,590.4
Cash and cash equivalents - end of period	3,059.9	5,306.2

Cash and cash equivalents consist of cash and short term investments, including subsidiary cash and short term investments, and exclude $359.4 ($208.4 at December 31, 2006, $221.9 at March 31, 2006 and $216.4 at December 31, 2005) of subsidiary cash and short term investments which is restricted. Cash equivalents are readily convertible into cash and have maturities of three months or less.

See accompanying notes.

Notes to Consolidated Financial Statements
for the three months ended March 31, 2007 and 2006
(unaudited - in US$ millions except per share amounts and as otherwise indicated)

1.  Basis of Presentation

These consolidated financial statements should be read in conjunction with the company’s consolidated financial statements for the year ended December 31, 2006. These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) using the same accounting policies as were used for the company’s consolidated financial statements for the year ended December 31, 2006 except as described in note 2, and although they do not include all disclosures required by Canadian GAAP for annual financial statements, in management’s opinion they include all disclosures necessary for the fair presentation of the company’s interim results.

2.  Summary of Significant Accounting Policies

Changes in accounting policies

On January 1, 2007, the company adopted five new accounting standards that were issued by the Canadian Institute of Chartered Accountants (“CICA”): CICA Handbook Section 1530, Comprehensive Income; Section 3855, Financial Instruments - Recognition and Measurement; Section 3251, Equity; Section 3861, Financial Instruments - Disclosure and Presentation; and Section 3865, Hedges. The adoption of these new accounting standards resulted in changes in the accounting for financial instruments as well as the recognition of certain transition adjustments that have been recorded in opening retained earnings or opening accumulated other comprehensive income as described below. The company adopted these standards prospectively and, accordingly, prior period balances have not been restated (except for the reclassification of the currency translation account which was adopted retroactively with prior period restatement). The adoption of these new accounting standards had no significant impact on earnings per share during the first quarter of 2007.

Financial Instruments - Recognition and Measurement.  Under the new standards, financial assets are classified as held for trading, available for sale, held to maturity or loans and receivables. Financial liabilities are classified as held for trading or as other financial liabilities. Derivatives are classified as held for trading unless they are specifically designated within an effective hedge relationship. The company may also designate certain financial instruments, on initial recognition or adoption of the standard, as held for trading under the fair value option. The company’s financial assets and liabilities, including all derivatives, are recorded on the consolidated balance sheet at fair value on initial recognition and subsequently accounted for based on their classification as described below.

Held for trading - Financial assets purchased for short term investment objectives are classified as held for trading. Financial liabilities classified as held for trading are obligations related to securities sold but not yet purchased. Financial assets and liabilities and derivatives classified as held for trading are carried at fair value on the consolidated balance sheet with realized and unrealized gains and losses recorded in net gains on investments. Dividends and interest earned and interest incurred are included in interest and dividends in the consolidated statement of earnings.

At January 1, 2007, cash and cash equivalents totaling $5,702.5 (fair value $5,702.5), previously accounted for at cost or amortized cost, were classified as held for trading. Bonds totaling $1,109.7 (fair value $1,167.5) containing embedded derivatives that otherwise would require bifurcation were designated as held for trading under the fair value option. These financial assets were previously recorded at amortized cost and are now accounted for in the same manner as other financial assets classified as held for trading. Financial assets, primarily derivatives totaling $115.7 and financial liabilities totaling $783.3, previously accounted for at fair value, were classified as held for trading.

Available for sale - Financial assets classified as available for sale are carried at fair value with changes in unrealized gains and losses recorded in other comprehensive income until realized, at which time the cumulative gain or loss is reclassified to net gains on investments in the consolidated statement of earnings. The fair value changes recorded through other comprehensive income and accumulated other comprehensive income are not allocated to non-controlling interests. When unrealized losses on available for sale securities are determined to be other than temporary, the cost of the financial asset is written down to fair value with the change recorded in net gains on investments in the consolidated statement of earnings. Previously, such securities were written down to net realizable value. Securities that are classified as available for sale and that do not have a readily available market value are recorded at cost. Dividends and interest income from available for sale securities, including amortization of premiums and accretion of discounts, are recorded in interest and dividends in the consolidated statement of earnings.

All bonds (other than those designated as held for trading), all common stocks, all preferred stocks and certain short term investments together totaling $10,159.8 (fair value $10,233.3), previously accounted for at cost or amortized cost, were classified as available for sale on January 1, 2007.

Non-derivative financial assets that have a fixed maturity date, other than loans and receivables, for which the company has the intent and ability to hold to maturity or redemption are classified as held to maturity and reported at amortized cost. The company has not designated any financial assets as held to maturity.

Loans and receivables and other financial liabilities continue to be carried at amortized cost.

Hedges - For fair value hedges, the change in fair value of the hedging derivative is offset in the consolidated statement of earnings against the change in fair value of the hedged item relating to the hedged risk. For cash flow hedges, the change in fair value of the derivative to the extent effective is recorded in other comprehensive income until the item being hedged affects the consolidated statement of earnings, at which time the related change in fair value of the derivative is also recorded in the consolidated statement of earnings. Any hedge ineffectiveness is recorded in the consolidated statement of earnings. Previously, derivatives that met hedge accounting criteria were accounted for on an accrual basis. The company did not have any derivatives designated as accounting hedges upon adoption of the new standards.

Comprehensive income - Comprehensive income consists of net earnings and other comprehensive income. Unrealized gains and losses on financial assets classified as available for sale, unrealized foreign currency translation amounts arising from self-sustaining foreign operations, and changes in the fair value of the effective portion of cash flow hedging instruments are recorded in the consolidated statement of comprehensive income and included in accumulated other comprehensive income until recognized in the consolidated statement of earnings. Accumulated other comprehensive income is included on the consolidated balance sheet as a separate component of shareholders’ equity (net of income taxes).

Fair values of financial instruments measured at fair value that are quoted in active markets are obtained from external pricing services and are based on bid prices for financial assets and offer prices for financial liabilities. Short term investments comprise securities due to mature within one year from the date of purchase and are carried at amortized cost which approximates fair value. Fair values of third party investment funds are based on the net asset values as advised by the funds. Fair values of derivative financial instruments are based on dealer quotes.

Transaction costs related to financial assets and liabilities classified or designated as trading are expensed as incurred. Transaction costs related to available for sale financial assets and long term debt are capitalized to the cost of the asset or liability on initial recognition and, where applicable, are amortized to interest income and interest expense respectively using the effective interest method.

The company continues to account for the purchase and sale of securities using trade date accounting for purposes of both the consolidated balance sheet and the consolidated statement of earnings.

Transitional adjustment - On January 1, 2007, the company recognized all of its financial assets and liabilities in the consolidated balance sheet according to their classification. Any adjustment made to a previous carrying amount was recognized as an adjustment to opening retained earnings or opening accumulated other comprehensive income, net of income taxes. The currency translation account, previously presented as a separate component of shareholders’ equity, was reclassified retroactively to accumulated other comprehensive income. Unamortized debt issuance costs of $28.2 were reclassified from other assets to long term debt. The impact on the consolidated balance sheet of adopting the new standards was as follows:

Impact on Consolidated Balance Sheet

	Previously reported December 31, 2006	Classifications to conform with current year presentation	Reclassified December 31, 2006	Adjustment upon adoption of new standards	January 1, 2007
Assets
Cash, short term investments and marketable securities	767.4	—	767.4	16.2	783.6
Portfolio investments
Subsidiary cash and short term investments	5,432.0	(829.3)	4,602.7	—	4,602.7
Bonds	8,944.0	(269.9)	8,674.1	(127.0)	8,547.1
Preferred stocks	16.4	—	16.4	0.4	16.8
Common stocks	2,087.3	(197.3)	1,890.0	229.7	2,119.7
Strategic investments	337.9	(337.9)	—	—	—
Investments, at equity	—	474.0	474.0	—	474.0
Real estate	18.0	(18.0)	—	—	—
Other invested assets	—	154.7	154.7	—	154.7
Assets pledged for short sale and derivative obligations	—	1,023.7	1,023.7	(5.6)	1,018.1
	16,835.6	—	16,835.6	97.5	16,933.1
Future income taxes	771.3	—	771.3	(26.7)	744.6
Other assets	108.7	—	108.7	(28.2)	80.5
All other assets	8,093.5	—	8,093.5	—	8,093.5
	26,576.5	—	26,576.5	58.8	26,635.3
Liabilities
Long term debt - holding company borrowings	1,202.6	—	1,202.6	(21.1)	1,181.5
Long term debt - subsidiary company borrowings	913.1	—	913.1	(7.1)	906.0
All other liabilities	20,311.0	—	20,311.0	—	20,311.0
	22,426.7	—	22,426.7	(28.2)	22,398.5
Non-controlling interests	1,292.9	—	1,292.9	7.7	1,300.6
Shareholders’ equity
Common stock	2,071.9	—	2,071.9	—	2,071.9
Other paid in capital	57.9	—	57.9	—	57.9
Treasury stock, at cost	(18.3)	—	(18.3)	—	(18.3)
Preferred stock	136.6	—	136.6	—	136.6
Retained earnings	596.6	—	596.6	29.8	626.4
Currency translation account	12.2	(12.2)	—	—	—
Accumulated other comprehensive income
Unrealized gains on available for sale securities	—	—	—	49.5	49.5
Currency translation account	—	12.2	12.2	—	12.2
	2,856.9	—	2,856.9	79.3	2,936.2
	26,576.5	—	26,576.5	58.8	26,635.3

3.  Cash and Investments

Cash and short term investments, marketable securities, portfolio investments and short sale and derivative obligations by financial instrument classification are shown in the table below:

	March 31, 2007						December 31, 2006
	Classified as held for trading	Designated as held for trading	Classified as available for sale	Equity- accounted and other	Total carrying value	Total fair value	Total carrying value	Total fair value
Cash and short term investments	236.7	—	284.5	—	521.2	521.2	540.2	540.2
Marketable securities	37.8	2.2	213.1	—	253.1	253.1	227.2	243.4
	274.5	2.2	497.6	—	774.3	774.3	767.4	783.6
Portfolio investments
Cash and short term investments	2,332.8	—	397.3	—	2,730.1	2,730.1	4,602.7	4,620.1
Bonds	—	1,154.9	9,041.4	—	10,196.3	10,196.3	8,674.1	8,547.1
Preferred stocks	—	—	20.4	—	20.4	20.4	16.4	19.6
Common stocks	—	—	2,231.4	—	2,231.4	2,231.4	1,890.0	2,119.7
Investments, at equity	—	—	—	510.8	510.8	814.4	474.0	682.9
Other invested assets	191.2	—	—	39.3	230.5	230.5	154.7	156.2
	2,524.0	1,154.9	11,690.5	550.1	15,919.5	16,223.1	15,811.9	16,145.6
Assets pledged for short sale and derivative obligations
Cash and short term investments	849.8	—	117.8	—	967.6	967.6	829.3	829.3
Bonds	—	—	153.8	—	153.8	153.8	194.4	188.8
	849.8	—	271.6	—	1,121.4	1,121.4	1,023.7	1,018.1
	3,648.3	1,157.1	12,459.7	550.1	17,815.2	18,118.8	17,603.0	17,947.3
Investment-related liabilities
Short sale and derivative obligations	778.0	—	—	—	778.0	778.0	783.3	783.3

On March 29, 2007, the company entered into an agreement to purchase an additional 1,031,090 subordinate voting shares of Cunningham Lindsey Group Inc. at a cost of $2.0 (Cdn$2.3), which increased its percentage ownership from 81.0% to 85.6%.

On February 7, 2006, subsidiaries of the company sold their remaining 3.8 million shares of Zenith National Insurance Corp. common stock at $50.38 per share for net proceeds of $193.8, resulting in a realized pre-tax gain of $137.3.

On January 5, 2006, Advent Capital (Holdings) PLC (“Advent”), through an underwritten secondary public offering, raised gross proceeds of $51.5 (£30.0) of equity at $0.34 (20 pence) per share with the company purchasing its pro rata share at a cost of $24.7 (£14.0), thereby maintaining its 46.8% interest in Advent.

Included in subsidiary cash and short term investments is cash pledged in the amount of $123.2 in support of underwriting capacity at Lloyd’s. This cash is restricted as to use.

4.  Securities Sold but not yet Purchased and Derivative Transactions

At March 31, 2007, as protection against a decline in equity markets, the company had short positions in Standard and Poor’s Depository Receipts (“SPDRs”) and U.S. listed common stocks of $500.0 and $115.5 respectively ($500.0 and $99.6 respectively at December 31, 2006) and equity index swaps with a total notional amount of $781.4 ($681.4 at December 31, 2006). The company has purchased short term call options to limit the potential loss on the SPDRs short positions and $681.4 notional amount of equity index swaps to $222.0 at March 31, 2007 ($162.7 at December 31, 2006) and to provide general protection against the short position in common stocks. The fair value of the SPDRs and the equity index swaps and the call options at March 31, 2007 were $(633.8) and $29.3 respectively, compared to $(638.9) and $40.2 respectively at December 31, 2006. The obligation to purchase SPDRs and other common stocks was $778.0 at March 31, 2007 ($783.3 at December 31, 2006).

At March 31, 2007, the fair value of assets pledged as collateral for the obligations to purchase securities sold short and equity index swaps was $1,121.4 ($1,018.1 at December 31, 2006), of which $236.2 (2006 - $208.4) is restricted cash and the remainder, although pledged, may be substituted with similar assets.

The company has purchased credit default swaps and bond warrants referenced to various U.S. issuers in the banking, mortgage and insurance sectors of the financial services industry which serve as an economic hedge against declines in the fair value of the company’s financial assets. The notional amount of these financial instruments was $17,140.4 at March 31, 2007 (2006 - $13,613.6) with a fair value and cost of $198.2 and $341.6 respectively (2006 - $93.7 and $295.9).

The fair value of derivatives in a gain position as well as purchased options, warrants and credit default swaps are included on the balance sheet in other invested assets. The fair value of derivatives in a loss position and obligations to purchase securities sold short are included in short sale and derivative obligations.

Changes in the fair value for the positions described above and other derivative securities positions have been included in net gains on investments in the consolidated statements of earnings as follows:

	2007	2006
SPDRs sold short	(1.0)	(24.1)
Equity index swaps	5.4	(12.8)
Common stocks sold short	8.9	(2.2)
S&P call options	(35.8)	1.5
Credit default swaps	62.1	(8.8)
Bond warrants and other	(6.7)	(3.6)
	32.9	(50.0)

5.  Capital and Long Term Debt

On February 7, 2007, the company repaid the outstanding $60.4 of its notes which matured on February 27, 2007. On March 26, 2007, the company purchased $13.0 of its notes due in 2018 for cash payments of $12.3.

On March 15, 2006, the Company repaid the outstanding $60.6 of its 7.375% notes which matured on that date.

On February 22, 2006, OdysseyRe issued $100.0 of senior unsecured notes. The notes were sold in two tranches: $50.0 Series A due in 2021 and $50.0 Series B due in 2016. The Series A and Series B notes are callable by OdysseyRe in 2011 and 2009 respectively at their par value plus accrued and unpaid interest.

During the first quarter of 2006, the company repurchased for cancellation 19,300 subordinate voting shares for a net cost of $2.6.

6.  Accumulated Other Comprehensive Income

The balances related to each component of accumulated other comprehensive income as at March 31, 2007 are as follows:

	Pre-tax amount	Income tax(expense) benefit	After-tax amount
Net unrealized gains (losses) on available for sale securities
Bonds	(213.1)	79.2	(133.9)
Common stocks	256.7	(81.0)	175.7
	43.6	(1.8)	41.8
Foreign currency translation adjustments	31.8	(5.8)	26.0
	75.4	(7.6)	67.8

7.  Contingencies

SEC Subpoenas

On September 7, 2005, the company announced that it had received a subpoena from the U.S. Securities and Exchange Commission (the “SEC”) requesting documents regarding any nontraditional insurance or reinsurance product transactions entered into by the entities in the consolidated group and any non-traditional insurance or reinsurance products offered by the entities in that group. On September 26, 2005, the company announced that it had received a further subpoena from the SEC as part of its investigation into such loss mitigation products, requesting documents regarding any transactions in the company’s securities, the compensation for such transactions and the trading volume or share price of such securities. Previously, on June 24, 2005, the company announced that the company’s Fairmont subsidiary had received a subpoena from the SEC requesting documents regarding any nontraditional insurance product transactions entered into by Fairmont with General Re Corporation or affiliates thereof. The U.S. Attorney’s office for the Southern District of New York is reviewing documents produced by the company to the SEC and is participating in the investigation of these matters. The company is cooperating fully with these requests. The company has prepared presentations and provided documents to the SEC and the U.S. Attorney’s office, and its employees, including senior officers, have attended interviews conducted by the SEC and the U.S. Attorney’s office.

The company and Prem Watsa, the company’s Chief Executive Officer, received subpoenas from the SEC in connection with the answer to a question on the February 10, 2006 investor conference call concerning the review of the company’s finite reinsurance contracts. In the fall of 2005, Fairfax and its subsidiaries prepared and provided to the SEC a list intended to identify certain finite contracts and contracts with other non-traditional features of all Fairfax group companies. As part of the 2005 year-end reporting and closing process, Fairfax and its subsidiaries internally reviewed all of the contracts on the list provided to the SEC and some additional contracts as deemed appropriate. That review led to a restatement by OdysseyRe. That review also led to some changes in accounting for certain contracts at nSpire Re. Subsequently, during 2006, following an internal review of the company’s consolidated financial statements and accounting records that was undertaken in contemplation of the commutation of the Swiss Re corporate insurance cover, the company also restated various of its previously reported consolidated financial statements and related disclosures. That restatement included a restatement of the accounting for certain reinsurance contracts that were commuted in 2004 and a reinsurance contract that was commuted in 2002 to apply the deposit method of accounting rather than reinsurance accounting. All of the above noted items and related adjustments are reflected in the company’s comparative results. The company continues to respond to requests for information from the SEC and there can be no assurance that the SEC’s review of documents provided will not give rise to further adjustments.

The company understands that the SEC has issued subpoenas to various third parties involved in the matters which are the subject of the SEC subpoenas issued to the company, including the company’s independent auditors (which in Canada received a letter requesting cooperation and in the U.S. received a subpoena) and a shareholder (that has previously disclosed receipt of a subpoena). In addition, it is possible that other governmental and enforcement agencies will seek to review information related to these matters, or that the company, or other parties with whom it interacts, such as customers or shareholders, may become subject to direct requests for information or other inquiries by such agencies.

These inquiries are ongoing and the company continues to comply with requests for information from the SEC and the U.S. Attorney’s office. At the present time the company cannot predict the outcome from these continuing inquiries or the ultimate effect on its business, operations or financial condition, which effect could be material and adverse. The financial cost to the company to address these matters has been and is likely to continue to be significant. The company expects that these matters will continue to require significant management attention, which could divert management’s attention away from the company’s business. In addition, the company could be materially adversely affected by negative publicity related to these inquiries or any similar proceedings. Any of the possible consequences noted above, or the perception that any of them could occur, could have an adverse effect upon the market price for the company’s securities.

Lawsuits

(a)   During 2006, several lawsuits seeking class action status were filed against Fairfax and certain of its officers and directors in the United States District Court for the Southern District of New York. The Court made an order consolidating the various pending lawsuits and granted the single remaining motion for appointment as lead plaintiffs. The Court also issued orders approving scheduling stipulations filed by the parties to the consolidated lawsuit. On February 8, 2007, the lead plaintiffs filed an amended consolidated complaint (the “Amended Consolidated Complaint”), which states that the lead plaintiffs seek to represent a class of all purchasers and acquirers of securities of Fairfax between May 21, 2003 and March 22, 2006 inclusive. The Amended Consolidated Complaint names as defendants Fairfax, certain of its officers and directors, OdysseyRe and Fairfax’s auditors. The Amended Consolidated Complaint alleges that the defendants violated U.S. federal securities laws by making material misstatements or failing to disclose certain material information regarding, among other things, Fairfax’s and OdysseyRe’s assets, earnings, losses, financial condition, and internal financial controls. The Amended Consolidated Complaint seeks, among other things, certification of the putative class; unspecified compensatory damages (including interest); unspecified monetary restitution; unspecified extraordinary, equitable and/or injunctive relief; and costs (including reasonable attorneys’ fees). These claims are at a preliminary stage. Pursuant to the scheduling stipulations, the various defendants will file their respective answers or motions to dismiss the Amended Consolidated Complaint on certain dates prior to the September 13, 2007 date which the court has scheduled for the next conference. The ultimate outcome of any litigation is uncertain and should the consolidated lawsuit be successful, the defendants may be subject to an award of significant damages, which could have a material adverse effect on Fairfax’s business, results of operations and financial condition. The consolidated lawsuit may require significant management attention, which could divert management’s attention away from the company’s business. In addition, the company could be materially adversely affected by negative publicity related to this lawsuit. Any of the possible consequences noted above, or the perception that any of them could occur, could have an adverse effect upon the market price for the company’s securities. Fairfax, OdysseyRe and the named officers and directors intend to vigorously defend against the consolidated lawsuit and the company’s financial statements include no provision for loss.

(b)  On July 26, 2006, Fairfax filed a lawsuit seeking $6 billion in damages from a number of defendants who, the complaint alleges, participated in a stock market manipulation scheme involving Fairfax shares. The complaint, filed in Superior Court, Morris County, New Jersey, alleges violations of various state laws, including the New Jersey Racketeer Influenced and Corrupt Organizations Act, pursuant to which treble damages may be available. The defendants have removed this lawsuit to the District Court for the District of New Jersey, and Fairfax has filed a motion to remand the lawsuit to Superior Court, Morris County, New Jersey. The ultimate outcome of any litigation is uncertain.

8.  Segmented Information

The company is a financial services holding company which, through its subsidiaries, is engaged in property and casualty insurance conducted on a direct and reinsurance basis, runoff operations and insurance claims management.

In Management’s Discussion and Analysis of Financial Condition and Results of Operations, the company shows the net premiums earned, combined ratios, and underwriting and operating results for each of its insurance and reinsurance groups and, as applicable, for its runoff operations as well as the earnings contributions from its claims management services. In the table on page 16 showing the sources of net earnings, interest and dividends on the consolidated statements of earnings are included in the insurance and reinsurance group operating results and in the runoff operations and net gains on investments related to the runoff group are included in the runoff operations. Group Re assets of approximately $670 were reclassified effective January 1, 2007 from the Runoff and Other business segment (which then became the Runoff business segment) to the Reinsurance business segment. There were no other significant changes in the identifiable assets by operating group as at March 31, 2007 compared to December 31, 2006.

9.  U.S. GAAP Reconciliation

The consolidated financial statements of the company have been prepared in accordance with Canadian generally accepted accounting principles which are different in some respects from those applicable in the United States, as described in note 20 on pages 52 to 57 of the company’s 2006 Annual Report (subject to the changes described below).

On January 1, 2007, the company adopted new Canadian accounting standards for financial instruments, hedges and other comprehensive income (described in note 2). Adoption of the new accounting standards has substantially increased harmonization of Canadian and US GAAP. An amount equal to the Canadian GAAP transition adjustments of $79.3 described in note 2 has been reversed against the opening US GAAP other comprehensive income to effect the harmonization of Canadian and US GAAP accounting standards related to financial instruments.

On January 1, 2007, the company adopted SFAS 155, Accounting for Certain Hybrid Financial Instruments - an amendment of SFAS 133 and 140 which allows companies to elect to measure certain hybrid financial instruments at fair value in their entirety, with any changes in fair value recognized in earnings. The company has elected to adopt fair value measurement for all existing hybrid financial instruments that contain embedded derivatives that are required to be bifurcated under SFAS 133, as amended. The impact of adopting SFAS 155 was a net of tax adjustment to increase opening cumulative reduction in net earnings under US GAAP by $11.3, with an offsetting decrease in accumulated other comprehensive income.

On January 1, 2007, the company adopted FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes - an interpretation of FASB No. 109 (“FIN 48”) which clarifies the accounting for uncertainty in income taxes recognized in a company’s financial statements. Specifically, the pronouncement prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The interpretation also provides guidance on the related derecognition, classification, interest and penalties, accounting for interim periods, disclosure and transition of uncertain tax positions. The impact was an increase to income taxes payable of $7.4, a decrease to non-controlling interests of $3.0 and a decrease to the opening cumulative reduction in net earnings under US GAAP of $4.4.

The following shows the net earnings in accordance with US GAAP:

	First quarter
	2007	2006
Net earnings, Canadian GAAP	110.9	198.4
Recoveries on retroactive reinsurance	3.4	13.2
Fair value of derivatives embedded within bond investment	—	7.8
Other than temporary declines	—	7.9
Other differences	0.4	—
Tax effect	(1.2)	(8.1)
Net earnings, US GAAP	113.5	219.2
Other comprehensive income, Canadian GAAP	6.1	5.8
Unrealized net appreciation (depreciation) of investments	—	(156.2)
Other	2.4	—
Other comprehensive income (loss)	8.5	(150.4)
Comprehensive income, US GAAP	122.0	68.8
Net earnings per share, US GAAP	$6.24	$12.16
Net earnings per diluted share, US GAAP	$6.01	$11.61

The following shows the balance sheet amounts in accordance with US GAAP, setting out individual amounts where different from the amounts reported under Canadian GAAP:

	March 31, 2007	December 31, 2006
	(audited)
Assets
Marketable securities	537.6	243.4
Portfolio investments
Subsidiary cash and cash equivalents	2,730.1	4,602.7
Bonds	10,196.3	8,547.1
Preferred stocks	20.4	19.6
Common stocks	2,231.4	2,119.7
Investments, at equity	523.5	486.7
Other invested assets	230.5	154.7
Assets pledged for short sale and derivative obligations	1,121.4	1,018.1
Total portfolio investments	17,053.6	16,948.6
Future income taxes	791.9	811.6
Goodwill	269.3	268.8
All other assets	7,895.2	8,503.6
Total assets	26,547.6	26,776.0
Liabilities
Accounts payable and accrued liabilities	1,315.3	1,349.9
Securities sold but not yet purchased	778.0	783.3
Long term debt - holding company borrowings	1,162.3	1,255.7
Long term debt - subsidiary company borrowings	906.3	913.1
All other liabilities	18,042.4	18,257.3
Total liabilities	22,204.3	22,559.3
Mandatorily redeemable shares of TRG	178.1	179.2
Non-controlling interests	1,354.8	1,292.9
	1,532.9	1,472.1
Shareholders’ Equity	2,810.4	2,744.6
	26,547.6	26,776.0

The difference in consolidated shareholders’ equity is as follows:

	March 31, 2007	December 31, 2006
Shareholders’ equity based on Canadian GAAP	3,001.4	2,856.9
Accumulated other comprehensive income	(67.3)	(1.7)
Reduction of other paid in capital	(57.9)	(57.9)
Adjustment to initially apply FIN 48	(4.4)	—
Cumulative reduction in net earnings under US GAAP	(61.4)	(52.7)
Shareholders’ equity based on US GAAP	2,810.4	2,744.6

The difference in consolidated accumulated other comprehensive income is as follows:

	March 31, 2007	December 31, 2006
Unrealized gain on investments available for sale	—	99.1
Pension liability adjustment pursuant to FAS 158	(90.4)	(90.4)
Related deferred income taxes	23.1	(10.4)
	(67.3)	(1.7)

At March 31, 2007, the cumulative reduction in net earnings under US GAAP relates primarily to the deferred gain on retroactive reinsurance which is amortized into income as the underlying claims are paid.

10. Subsequent Events

On April 23, 2007, Crum & Forster Holdings Corp. (“Crum & Forster”) priced an offering of $330.0 principal amount of 7 3/4% Senior Notes due May 1, 2017 (the “2017 Notes”) at an issue price of 100%. The 2017 Notes are being sold on a private placement basis. Net proceeds of the offering, after commissions and expenses, are estimated to be approximately $325.2. The net proceeds of the offering, together with available cash on hand, will be used to purchase Crum & Forster 10 3/8% Senior Notes due 2013 (the “2013 Notes”), pursuant to the Crum & Forster tender offer to purchase for cancellation also announced on April 23, 2007. The closing of the offering of the 2017 Notes is conditioned upon the receipt of consents from holders of a majority of the outstanding principal amount of the 2013 Notes to adopt proposed amendments to the indenture governing the 2013 Notes, and the effectiveness of such amendments, in connection with the tender offer and related consent solicitation.

On April 3, 2007, the company completed the sale of substantially all of the assets of Guild Underwriters Napa, Inc.

On February 26, 2007, the company announced that Hub International Limited (owned approximately 26.1% by the company and its subsidiaries) had entered into an agreement pursuant to which Hub shares would be acquired for $40.00 per share in cash (subsequently increased to $41.50 per share). Pursuant to an agreement entered into in connection with the transaction, it was agreed that the 10.3 million Hub shares held by the company and its subsidiaries would be voted in favour of the proposed acquisition. Upon completion, the company and its subsidiaries are expected to realize cash proceeds of approximately $427 and an estimated gain on sale before income taxes and non-controlling interests of approximately $234. The transaction is subject to Hub shareholder approval, Canadian court approval, other regulatory approvals in the United States and Canada and customary closing conditions. The transaction is expected to be completed during the second quarter of 2007.

11. Comparative Figures

Certain prior year comparative figures have been reclassified to be consistent with the current year’s presentation.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
(as of May 3, 2007, except as otherwise indicated)
(in US$ millions except per share amounts and as otherwise indicated)

This management’s discussion and analysis should be read in conjunction with notes 1 and 2 to the consolidated financial statements and with the notes to the management’s discussion and analysis for the year ended December 31, 2006 accompanying the company’s 2006 consolidated financial statements.

First Quarter Results

The company’s insurance and reinsurance operations generated underwriting profit of $49.5 in the first quarter of 2007 compared to $55.7 in 2006. The combined ratio of those operations achieved in the first quarter of 2007 was 95.7% compared to 95.1% in 2006, with Northbridge, Crum & Forster and OdysseyRe producing combined ratios of 93.5%, 95.9% and 96.3% respectively. First quarter 2007 underwriting profit was affected by current year catastrophe losses ($39.7, net of reinstatement premiums, primarily related to the European windstorm Kyrill) and by net favourable development of prior years’ reserves ($14.5). First quarter 2006 underwriting profit was affected by net adverse development of prior years’ reserves of $56.7 (including $40.5 related to 2005 hurricane losses and $37.8 related to OdysseyRe’s prior years’ U.S. casualty reserves, partially offset by net favourable development on other business lines’ reserves).

Net earnings were $110.9 ($6.10 per share, $5.88 per diluted share) in the first quarter of 2007 compared to $198.4 ($10.99 per share, $10.51 per diluted share) in the first quarter of 2006. The decline in net earnings reflects decreased net investment gains in the first quarter of 2007 of $98.8 compared to $289.6 in the first quarter of 2006 (which included a gain of $137.3 on the sale of the company’s remaining investment in Zenith National Insurance Corp.), partially offset by a $49.4 increase in interest and dividend income driven by higher interest rates and a larger investment portfolio during the first quarter of 2007 compared to the first quarter of 2006. First quarter 2007 net earnings benefited from a reduced effective income tax rate of 32.8% compared to 36.9% for the first quarter of 2006, the decline in rate being primarily attributable to income earned in lower tax rate jurisdictions. Non-controlling interests, although largely unchanged on a year-over-year basis, reflect reduced first quarter 2007 net earnings for Northbridge and OdysseyRe compared to their respective net earnings in the first quarter of 2006, offset by the increased proportion of OdysseyRe’s net earnings attributable to non-controlling interests as a result of the decline in Fairfax’s ownership of OdysseyRe to 59.6% from 80.1% following Fairfax’s secondary offering of OdysseyRe common stock in December 2006.

Revenue in the first quarter of 2007 decreased to $1,535.0 from $1,714.5 in the first quarter of 2006, principally as a result of the decline in net investment gains and a 4.0% decrease in net premiums earned, partially offset by increased interest and dividend income and claims fees earned. The decline in written and earned premiums reflects increasingly competitive conditions and pricing trends in insurance and reinsurance markets where Fairfax’s operating companies compete. Net premiums written at the company’s insurance and reinsurance operations in the first quarter of 2007 declined 6.7% to $1,068.5 from $1,145.3 in 2006. During the first quarter of 2007, net premiums written by Northbridge, expressed in local currency, Crum & Forster and OdysseyRe decreased 7.9%, 4.4% and 1.8% respectively from first quarter 2006 volumes. Consolidated net premiums written in the first quarter of 2007 decreased by 7.6% to $1,069.4 from $1,157.6 in 2006, while consolidated net premiums earned decreased by 4.0% to $1,137.9 from $1,185.7.

Of the $284.8 of consolidated operating expenses in the first quarter of 2007 ($261.0 in 2006), $191.3 ($174.9 in 2006) related to insurance, reinsurance, runoff operations and corporate overhead, while the balance of $93.5 ($86.1 in 2006) related to Cunningham Lindsey.

Net Earnings

The combined ratios by segment and the sources of net earnings (with Cunningham Lindsey equity accounted) were as follows for the three months ended March 31, 2007 and 2006:

	2007	2006
Combined ratios
Insurance - Canada (Northbridge)	93.5%	91.3%
- U.S. (Crum & Forster)	95.9%	98.4%
- Asia (Fairfax Asia)	97.3%	95.7%
Reinsurance - OdysseyRe	96.3%	95.4%
- Group Re	96.6%	95.2%
Consolidated	95.7%	95.1%
Sources of net earnings
Underwriting
Insurance - Canada (Northbridge)	15.5	22.0
- U.S. (Crum & Forster)	12.1	4.1
- Asia (Fairfax Asia)	0.4	0.6
Reinsurance - OdysseyRe	19.8	25.3
- Group Re	1.7	3.7
Underwriting profit	49.5	55.7
Interest and dividends	154.3	116.8
Operating income	203.8	172.5
Net gains on investments	72.5	273.3
Runoff	9.8	(3.8)
Claims adjusting (Fairfax portion)	1.7	(1.1)
Interest expense	(45.3)	(48.3)
Corporate overhead and other	(1.1)	(0.4)
Pre-tax income	241.4	392.2
Income taxes	(79.0)	(143.8)
Non-controlling interests	(51.5)	(50.0)
Net earnings	110.9	198.4

The above sources of net earnings (with Cunningham Lindsey equity accounted) shown by business segment were as set out below for the three months ended March 31, 2007 and 2006. The intercompany adjustment for gross premiums written eliminates premiums on reinsurance ceded within the group, primarily to OdysseyRe, nSpire Re and Group Re. The intercompany adjustment for net gains on investments eliminates gains or losses on purchase and sale transactions within the group.

Quarter ended March 31, 2007

	Northbridge	Crum & Forster	Fairfax Asia	OdysseyRe	Group Re	Sub-total	Runoff	Intercompany	Corporate & Other	Consolidated
Gross premiums written	321.0	326.9	21.5	568.2	46.1	1,283.7	5.7	(57.7)	—	1,231.7
Net premiums written	203.3	282.4	10.6	526.2	46.0	1,068.5	0.9	—	—	1,069.4
Net premiums earned	237.5	293.7	13.7	538.9	51.7	1,135.5	2.4	—	—	1,137.9
Underwriting profit	15.5	12.1	0.4	19.8	1.7	49.5	—	—	—	49.5
Interest and dividends	27.8	37.3	3.2	77.3	8.7	154.3	—	—	—	154.3
Operating income before:	43.3	49.4	3.6	97.1	10.4	203.8	—	—	—	203.8
Net gains on investments	15.8	19.1	0.3	48.3	2.2	85.7	12.0	(13.2)	—	84.5
Runoff operating income (loss)	—	—	—	—	—	—	(2.2)	—	—	(2.2)
Claims adjusting	—	—	—	—	—	—	—	—	1.7	1.7
Interest expense	—	(8.3)	—	(9.5)	—	(17.8)	—	—	(27.5)	(45.3)
Corporate overhead and other	(2.8)	0.8	(1.0)	(5.2)	—	(8.2)	—	—	7.1	(1.1)
Pre-tax income (loss)	56.3	61.0	2.9	130.7	12.6	263.5	9.8	(13.2)	(18.7)	241.4
Income taxes										(79.0)
Non-controlling interests										(51.5)
Net earnings										110.9

Quarter ended March 31, 2006

	Northbridge	Crum & Forster	Fairfax Asia	OdysseyRe	Group Re	Sub-total	Runoff	Intercompany	Corporate & Other	Consolidated
Gross premiums written	364.0	347.2	20.1	592.8	77.6	1,401.7	48.7	(108.6)	—	1,341.8
Net premiums written	224.0	295.3	12.3	536.0	77.7	1,145.3	12.3	—	—	1,157.6
Net premiums earned	251.9	246.7	13.2	554.3	76.8	1,142.9	42.8	—	—	1,185.7
Underwriting profit	22.0	4.1	0.6	25.3	3.7	55.7	—	—	—	55.7
Interest and dividends	21.0	30.2	1.9	59.9	3.8	116.8	—	—	—	116.8
Operating income before:	43.0	34.3	2.5	85.2	7.5	172.5	—	—	—	172.5
Net gains on investments	38.1	162.0	2.4	140.2	14.9	357.6	2.7	(84.3)	—	276.0
Runoff operating income (loss)	—	—	—	—	—	—	(6.5)	—	—	(6.5)
Claims adjusting	—	—	—	—	—	—	—	—	(1.1)	(1.1)
Interest expense	—	(8.2)	—	(8.7)	—	(16.9)	—	—	(31.4)	(48.3)
Corporate overhead and other	(1.8)	(2.7)	(0.5)	(6.0)	—	(11.0)	—	—	10.6	(0.4)
Pre-tax income (loss)	79.3	185.4	4.4	210.7	22.4	502.2	(3.8)	(84.3)	(21.9)	392.2
Income taxes										(143.8)
Non-controlling interests										(50.0)
Net earnings										198.4

Underwriting and Operating Income

Set out and discussed below are the underwriting and operating results of Fairfax’s insurance and reinsurance operations on a summarized company-by-company basis for the three months ended March 31, 2007 and 2006.

Canadian Insurance - Northbridge

	First quarter
	2007	2006
Underwriting profit	15.5	22.0
Combined ratio	93.5%	91.3%
Gross premiums written	321.0	364.0
Net premiums written	203.3	224.0
Net premiums earned	237.5	251.9
Underwriting profit	15.5	22.0
Interest and dividends	27.8	21.0
Operating income	43.3	43.0
Net gains on investments	15.8	38.1
Pre-tax income before interest and other	59.1	81.1

Northbridge’s underwriting performance in the first quarter of 2007 featured underwriting profit of $15.5 and a combined ratio of 93.5%, compared to underwriting profit of $22.0 and a combined ratio of 91.3% in the first quarter of 2006. Underwriting results for the first quarter of 2007 reflect increasing competition for new and renewal business and a year-over-year decline in Commonwealth’s premium volume as a result of its withdrawal from certain classes of business formerly written by its Energy and International Division. Increased interest and dividend income resulting from higher interest rates and a larger investment portfolio was more than offset by a decline in net gains on investments, contributing to a $22.0 decline in income before income taxes, interest and other expenses. Gross premiums written and net premiums written during the first quarter of 2007 decreased in Canadian dollar terms compared to 2006 by 10.5% and 7.9% respectively. Northbridge experienced negative cash flow from operations for the first quarter of 2007 of $16.0 as compared to negative cash flow of $87.7 for 2006 primarily due to a decline in accounts receivable attributable to payments received from securities sold and premium payments from brokers, partially offset by increased claims payments and lower net premium volume. For more information on Northbridge’s results, please see its first quarter report which will be posted on its website at www.norfin.com.

U.S. Insurance - Crum & Forster(1)

	First quarter
	2007	2006
Underwriting profit	12.1	4.1
Combined ratio	95.9%	98.4%
Gross premiums written	326.9	347.2
Net premiums written	282.4	295.3
Net premiums earned	293.7	246.7
Underwriting profit	12.1	4.1
Interest and dividends	37.3	30.2
Operating income	49.4	34.3
Net gains on investments	19.1	162.0
Pre-tax income before interest and other	68.5	196.3
__________

(1)	These results differ from those published by Crum & Forster Holdings Corp., primarily due to differences between Canadian and US GAAP.

Crum & Forster’s combined ratio improved in the first quarter of 2007 to 95.9% from 98.4% in the first quarter of 2006, primarily reflecting a 2.9 point improvement in the loss ratio attributable to favourable development of prior years’ reserves, generating an increased underwriting profit of $12.1 compared to $4.1 in the first quarter of 2006. Increasing competition for new business and declining renewal pricing contributed to year-over-year declines in gross premiums written and net premiums written of 5.8% and 4.4% respectively. Net premiums earned increased by 19.1% as a result of the incremental earned premium in the first quarter of 2007 from the Fairmont Specialty division (on January 1, 2006 the Fairmont entities were placed into runoff, while the ongoing business carried on as the Fairmont Specialty division of Crum & Forster). Increased interest and dividend income resulting from higher interest rates, increased partnership income and a larger investment portfolio was more than offset by a decline in net gains on investments (which in 2006 included a $122.2 gain on the sale of Crum & Forster’s investment in Zenith National Insurance Corp.), contributing to a $127.8 year-over-year decline in income before income taxes, interest and other expenses. Cash flow from operations for the first quarter of 2007 was $27.2 compared to $27.3 for the first quarter of 2006. For more information on Crum & Forster’s results, please see its first quarter report on Form 10-Q which will be posted on its website at www.cfins.com.

Asian Insurance - Fairfax Asia

	First quarter
	2007	2006
Underwriting profit	0.4	0.6
Combined ratio	97.3%	95.7%
Gross premiums written	21.5	20.1
Net premiums written	10.6	12.3
Net premiums earned	13.7	13.2
Underwriting profit	0.4	0.6
Interest and dividends	3.2	1.9
Operating income	3.6	2.5
Net gains on investments	0.3	2.4
Pre-tax income before interest and other	3.9	4.9

Fairfax Asia’s combined ratio of 97.3% in the first quarter of 2007 (95.7% in 2006) reflects favourable underwriting results from First Capital offset by weaker results from Falcon. The year-over-year decline in net gains on investments and underwriting profit, partially offset by increased interest and dividend income, contributed to the $1.0 reduction in income before income taxes, interest and other expenses. During the quarter, Fairfax Asia maintained its 26.0% interest in ICICI Lombard through participation in a rights offering for consideration of $8.9.

Reinsurance - OdysseyRe(1)

	First quarter
	2007	2006
Underwriting profit	19.8	25.3
Combined ratio	96.3%	95.4%
Gross premiums written	568.2	592.8
Net premiums written	526.2	536.0
Net premiums earned	538.9	554.3
Underwriting profit	19.8	25.3
Interest and dividends	77.3	59.9
Operating income	97.1	85.2
Net gains on investments	48.3	140.2
Pre-tax income before interest and other	145.4	225.4
__________

(1)	These results differ from those published by Odyssey Re Holdings Corp., primarily due to differences between Canadian and US GAAP.

In the first quarter of 2007, OdysseyRe generated underwriting profit of $19.8 and a combined ratio of 96.3%, compared to underwriting profit of $25.3 and a combined ratio of 95.4% in the first quarter of 2006. The first quarter of 2007 combined ratio included 7.2 points related to catastrophe losses (net of reinstatement premiums), primarily related to the northern European windstorm Kyrill. First quarter 2007 underwriting results benefited from reduced adverse development of prior years’ Americas division casualty reserves (0.8 points of net non-catastrophe-related prior period reserve development compared to 6.8 points in the first quarter of 2006). OdysseyRe continues to experience broad competitive pressures in the global insurance and reinsurance markets in which it competes. Worldwide reinsurance premium volume was largely unchanged for the 2007 first quarter compared to the first quarter of 2006, but the U.S. insurance division experienced a decline in premium volume, contributing to a 2.8% decline in net premiums earned. Increased interest and dividend income was more than offset by a $91.9 decline in net gains on investments (the first quarter of 2006 included significant gains on sales of Asian equities), contributing to a decline in income before income taxes, interest and other expenses to $145.4 from $225.4 in the first quarter of 2006. OdysseyRe generated reduced cash flow from operations for the first quarter of 2007 of $111.9 compared to $272.8 for the first quarter of 2006. The principal factors in this reduction were that during the first quarter of 2006, OdysseyRe received $97.0 related to two ceded reinsurance agreements and $30.3 in income tax recoveries, resulting from the pre-tax loss generated by the 2005 hurricane losses, while in the first quarter of 2007 OdysseyRe paid $9.3 of taxes. For more information on OdysseyRe’s results, please see its first quarter report on Form 10-Q which will be posted on its website at www.odysseyre.com.

Reinsurance - Group Re

	First quarter
	2007	2006
Underwriting profit	1.7	3.7
Combined ratio	96.6%	95.2%
Gross premiums written	46.1	77.6
Net premiums written	46.0	77.7
Net premiums earned	51.7	76.8
Underwriting profit	1.7	3.7
Interest and dividends	8.7	3.8
Operating income	10.4	7.5
Net gains on investments	2.2	14.9
Pre-tax income before interest and other	12.6	22.4

Group Re’s results are being reported separately from the results of the Runoff segment for the first time. During the first quarter of 2007, Group Re achieved a combined ratio of 96.6% and an underwriting profit of $1.7 compared to a combined ratio of 95.2% and an underwriting profit of $3.7 in the first quarter of 2006. Increasingly competitive conditions in reinsurance markets accounted for declines in Group Re’s gross premiums written and net premiums written in the first quarter of 2007 compared to the first quarter of 2006 of 40.6% and 40.8% respectively. Declines in underwriting profit and net gains on investments, partially offset by increased interest and dividend income attributable to higher interest rates, contributed to a decline in income before income taxes, interest and other expenses to $12.6 in the first quarter of 2007 from $22.4 in 2006.

Runoff

Quarter ended March 31, 2007

	U.S.	Europe	Total
Gross premiums written	5.7	-	5.7
Net premiums written	0.8	0.1	0.9
Net premiums earned	2.4	-	2.4
Losses on claims	(15.2)	(0.3)	(15.5)
Operating expenses	(7.7)	(8.3)	(16.0)
Interest and dividends	19.4	7.5	26.9
Operating income (loss)	(1.1)	(1.1)	(2.2)
Net gains on investments	11.9	0.1	12.0
Pre-tax income (loss)	10.8	(1.0)	9.8

Quarter ended March 31, 2006

	U.S.	Europe	Total
Gross premiums written	50.4	(1.7)	48.7
Net premiums written	13.8	(1.5)	12.3
Net premiums earned	44.1	(1.3)	42.8
Losses on claims	(38.0)	(1.1)	(39.1)
Operating expenses	(12.5)	(13.7)	(26.2)
Interest and dividends	17.0	(1.0)	16.0
Operating income (loss)	10.6	(17.1)	(6.5)
Net gains on investments	1.7	1.0	2.7
Pre-tax income (loss)	12.3	(16.1)	(3.8)

Results for Runoff are being reported excluding Group Re results for the first time. The Runoff segment’s pre-tax income for the first quarter of 2007 was $9.8 compared to a pre-tax loss of $3.8 in the first quarter of 2006. Increased interest and dividend income and a larger investment portfolio following 2006 commutation activity, increased net gains on investments and decreased operating expenses resulting from the 2006 restructuring and downsizing of the worldwide runoff organization contributed to the improved results. The year-over-year decline in written and earned premiums at U.S. Runoff reflects the transitional impact in 2006 of the acquisition of the Fairmont entities (on January 1, 2006 the Fairmont entities were placed into runoff, while the ongoing business carried on as the Fairmont Specialty division of Crum & Forster).

Other Elements of Net Earnings

Consolidated interest and dividend income in the first quarter of 2007 increased by 33.1% to $198.6 from $149.2 in the first quarter of 2006, while interest and dividend income earned by the insurance and reinsurance operations in the first quarter of 2007 increased by 32.1% to $154.3 from $116.8 in the first quarter of 2006, primarily due to higher short term interest rates and a $1.5 billion increase in the average investment portfolio for the first quarter of 2007 compared to the first quarter of 2006.

Consolidated net investment gains in the first quarter of 2007 decreased to $98.8 from $289.6 in the first quarter of 2006. The first quarter of 2006 included $137.3 of net gains on the disposition of the company’s investment in Zenith National Insurance Corp. and significant gains on the sale of Asian equities.

Consolidated interest expense decreased to $48.9 for the three months ended March 31, 2007 from $52.2 in the first quarter of 2006, primarily reflecting reduced interest expense following the retirement of debt in the latter three quarters of 2006 and the first quarter of 2007. Consolidated interest expense is comprised of the following:

	First quarter
	2007	2006
Fairfax	27.5	31.4
Crum & Forster	8.3	8.2
OdysseyRe	9.5	8.7
Cunningham Lindsey	3.6	3.9
	48.9	52.2

Corporate overhead and other consists of the expenses of all of the group holding companies, net of the company’s investment management and administration fees and the investment income, including net investment gains, from Fairfax’s cash, short term investments and marketable securities, and is comprised of the following:

	First quarter
	2007	2006
Fairfax corporate overhead	22.9	20.5
Subsidiary holding companies corporate overhead	8.2	11.0
Holding company interest and dividends	(8.3)	(6.4)
Holding company net gains on investments	(14.3)	(13.6)
Investment management and administration fees	(7.4)	(11.1)
	1.1	0.4

Fairfax’s corporate overhead in the first quarter of 2007 increased from the prior year due to costs related to litigation matters and regulatory proceedings, partially offset by increased investment income on holding company cash, short term investments and marketable securities.

The company recorded an income tax expense of $79.3 on its consolidated statement of earnings for the first quarter of 2007 at an effective tax rate of 32.8%, compared with an income tax expense of $145.0 at an effective tax rate of 36.9% in the first quarter of 2006. The decline in the effective tax rate is primarily attributable to income earned in lower tax rate jurisdictions.

The company’s non-controlling interests in its consolidated statements of earnings arose from the following subsidiaries:

	First quarter
	2007	2006
Northbridge	15.7	21.4
OdysseyRe	35.8	28.6
Cunningham Lindsey	0.4	(0.3)
	51.9	49.7

As a result of Fairfax’s secondary offering of OdysseyRe common stock in December 2006, Fairfax’s interest in OdysseyRe declined to 59.6% compared to 80.1% in the first quarter of 2006.

Financial Condition

Cash, short term investments and marketable securities held at the holding company at March 31, 2007 totaled $774.3, compared to $767.4 at 2006 year-end. Significant cash movements at the Fairfax holding company level during the first quarter of 2007 include the payment of $72.7 to retire debt, the payment of $51.8 of common and preferred share dividends, the funding of Fairfax Asia’s additional investment in ICICI Lombard of $8.9 and the receipt of $64.2 of dividends from subsidiaries, including $61.0 from Crum & Forster.

Subsidiary cash and short term investments decreased by $1,872.6 to $2,730.1 from $4,602.7 at year-end, with the cash largely invested in bonds and common stocks. Consolidated cash resources during the first quarter of 2007 decreased by $2,703.9 compared to an increase during the first quarter of 2006 of $715.8. Consolidated cash provided by operating activities was $77.9 for the first quarter of 2007 compared to $445.0 for the first quarter of 2006, a decrease of $367.1, principally as a result of the receipt during the first quarter of 2006 of the cash proceeds of $373.3 on the closing of the 2005 commutation of the Ridge Re adverse development cover in March 2006. Consolidated cash used in investing activities in the first quarter of 2007 was $2,664.1 compared to cash provided by investing activities in the first quarter of 2006 of $258.0. The year-over-year change reflects net sales of securities of $2,655.2 during the first quarter of 2007 compared to net sales of securities of $259.5 during the first quarter of 2006. Consolidated cash used in financing activities of $124.9 in the first quarter of 2007 reflects $73.1 to fund debt retirement and dividends paid of $51.8.

Cash flow from operations for the first quarter of 2007 reflects $27.2 for Crum & Forster ($27.3 in 2006), $111.9 for OdysseyRe ($272.8 in 2006) and cash usage of $16.0 for Northbridge (cash usage of $87.7 in 2006). Decreased cash flows at OdysseyRe reflect the receipt during the first quarter of 2006 of $97.0 related to two ceded reinsurance agreements and $30.3 in income tax recoveries, resulting from the pre-tax loss generated by the 2005 hurricane losses, while in the first quarter of 2007 OdysseyRe paid $9.3 in taxes. The improvement at Northbridge was primarily due to a decline in accounts receivable attributable to payments received for securities sold and premium payments from brokers, partially offset by increased claims payments and lower net premium volume.

The decline in reinsurance recoverable to $5,326.9 at March 31, 2007 from $5,506.5 at December 31, 2006 and the decline in provision for claims to $15,395.0 from $15,502.3 relate primarily to continued progress by the runoff operations.

Portfolio investments comprise investments carried at fair value (see note 2 to the consolidated financial statements) and investments carried at equity-accounted values (at March 31, 2007, these included the company’s investments in Hub International Limited, Advent Capital (Holdings) PLC, ICICI Lombard General Insurance Company and other portfolio holdings), the aggregate carrying value of which was $17,040.9 at the end of the first quarter of 2007 ($16,262.9 net of short sale and derivative obligations). The unrecorded excess of fair value over the carrying value of investments carried at equity was $303.6 at March 31, 2007 (including the $240.7 excess related to the investment in Hub, the sale of which is expected to be completed in the second quarter of 2007).

The future income tax asset declined by $58.3 to $713.0 during the quarter. The portion of the company’s future income tax asset related to capitalized operating losses of its U.S. consolidated tax group decreased by $14.6 to $26.9 in the first quarter of 2007 as profitable operations of that group resulted in utilization of U.S. operating tax losses.

Capital Structure and Liquidity

The company’s capital structure and financial ratios were as follows:

	March 31, 2007	Pro forma December 31, 2006(1)	December 31, 2006
Cash, short term investments and marketable securities	774.3	783.6	767.4
Holding company debt	1,109.6	1,181.5	1,202.6
Subsidiary debt	975.2	974.2	981.3
Purchase consideration payable	178.1	179.2	179.2
Trust preferred securities of subsidiaries	17.9	17.9	17.9
Total debt	2,280.8	2,352.8	2,381.0
Net debt	1,506.5	1,569.2	1,613.6
Common shareholders’ equity	2,864.8	2,799.6	2,720.3
Preferred equity	136.6	136.6	136.6
Non-controlling interests	1,357.8	1,300.6	1,292.9
Total equity and non-controlling interests	4,359.2	4,236.8	4,149.8
Net debt/equity and non-controlling interests	34.6%	37.0%	38.9%
Net debt/net total capital	25.7%	27.0%	28.0%
Total debt/total capital	34.3%	35.7%	36.5%
Interest coverage	6.0x	5.2x	5.2x
__________

(1)	Pro forma December 31, 2006 balances reflect the adjustment upon adoption of the new accounting standards described in note 2 to the consolidated financial statements.

At March 31, 2007, Fairfax had $774.3 of cash, short term investments and marketable securities at the holding company level. Holding company indebtedness declined during the quarter by $73.4 (excluding the reduction arising from the transition adjustment upon the adoption of new accounting standards on January 1, 2007) to $1,305.6 from $1,378.6 at year-end, reflecting the repayment of $60.4 of matured senior notes and open market repurchases of bonds for cancellation during the quarter. At March 31, 2007 the company’s consolidated net debt/net total capital ratio declined to 25.7% from 27.0% (pro forma) at year-end, and the consolidated total debt/total capital ratio improved to 34.3% from 35.7% (pro forma) at year-end.

The company believes that cash, short term investments and marketable securities held at the holding company provide adequate liquidity to meet the holding company’s obligations in 2007. Besides these holding company resources, the holding company expects to continue to receive management fees, investment income on its holdings of cash, short term investments and marketable securities, and tax sharing payments and dividends from its insurance and reinsurance subsidiaries. Tax sharing payments received in 2007 may decline relative to those received in 2006 due to the 2006 deconsolidation of OdysseyRe from the U.S. consolidated tax group. After the first quarter, the holding company’s obligations in 2007 consist of interest and overhead expenses, and approximately $24.9 of purchase consideration payable.

Primarily as a result of retained first quarter earnings, other comprehensive income and a $79.3 transitional adjustment arising from the adoption of new accounting standards (see note 2 to the consolidated financial statements), shareholders’ equity at March 31, 2007 increased by $144.5 to $3,001.4 from $2,856.9 at year-end. Common shareholders’ equity at March 31, 2007 was $2,806.9 or $158.31 per basic share (excluding the $57.9 of capital attributable to the company’s issue of convertible debentures in 2003 and the unrecorded $303.6 excess of fair value over the carrying value of investments carried at equity). At March 31, 2007 there were 17,729,980 shares effectively outstanding.

SEC Subpoenas

There have been no material developments on this matter beyond the disclosure on pages 124 and 125 of the company’s 2006 Annual Report. For a full description of this matter, please see “SEC Subpoenas” in note 7 to the consolidated financial statements.

Lawsuits Seeking Class Action Status

There have been no material developments on this matter beyond the disclosure on page 125 of the company’s 2006 Annual Report. For a full description of this matter, please see “Lawsuits” in note 7 to the consolidated financial statements.

Comparative Quarterly Data (unaudited)

	March 31, 2007	December 31, 2006	September 30, 2006	June 30, 2006	March 31, 2006	December 31, 2005	September 30, 2005	June 30, 2005
Revenue	1,535.0	1,638.5	1,515.1	1,935.6	1,714.5	1,359.7	1,547.5	1,513.2
Net earnings (loss)	110.9	159.1	(359.2)	229.2	198.4	(308.1)	(208.6)	22.9
Net earnings (loss) per share	$6.10	$8.81	$(20.41)	$12.73	$10.99	$(17.51)	$(13.19)	$1.29
Net earnings (loss) per diluted share	$5.88	$8.45	$(20.41)	$12.14	$10.51	$(17.51)	$(13.19)	$1.29

Prior to giving effect to the 2005 hurricanes, operating results at the company’s insurance and reinsurance operations have been improving as a result of company efforts, although they have been affected by the more difficult insurance environment subsequent to the first half of 2004 (interrupted temporarily subsequent to the 2005 hurricanes). Apart from reserve strengthenings which have occurred, individual quarterly results have been (and may in the future be) affected by losses from significant natural or other catastrophes and by commutations or settlements by the runoff group, the occurrence of which are not predictable, and have been (and are expected to continue to be) significantly impacted by net gains or losses on investments, the timing of which is not predictable.